

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

August 25, 2009

Ms. Carolyn T. Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, FL 33202

Re: **CSX Corporation**
Form 10-K for the fiscal year ended December 26, 2008
Filed February 19, 2009
Schedule 14A filed March 24, 2009
File No. 001-08022

Dear Ms. Sizemore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (904) 245-2240